Exhibit 12.1

Providence Service Corporation

Ratio of Earnings to Fixed Charges

	For the Years Ended December 31,
	2004	2005	2006	2007	2008
Earnings:
Income (loss) before income taxes and minority interest	$11,320,427	$15,732,408	$16,042,310	$24,110,655	$(167,916,215)
Fixed charges	2,517,835	4,091,938	5,149,797	9,311,319	29,036,528

Earnings (losses)	$13,838,262	$19,824,346	$21,192,107	$33,421,974	$(138,879,687)

Fixed charges:
Interest expense	$432,729	$1,033,019	$855,288	$3,071,537	$19,578,404
Interest element of rentals	2,085,106	3,058,919	4,294,509	6,239,782	9,458,124

Fixed charges	$2,517,835	$4,091,938	$5,149,797	$9,311,319	$29,036,528

Ratio of earnings (losses) to fixed charges (1)	5.50	4.84	4.12	3.59	N/A

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interest, fixed charges, amortization of capitalized interest and distributed income of equity investees less interest capitalized, income from equity investee and distributions to minority holders. Fixed charges consist of interest expense, capitalized interest, and the portion of rentals deemed to be interest. Earnings were not sufficient to cover fixed charges by approximately $167.9 million for the twelve months ended December 31, 2008.